FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
☒	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response.......................0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit	2. Issuer Name and Ticker or Trading Symbol Fisher Scientific International Inc. (FSH)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☒ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 11 Madison Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 11/05/02 and 11/06/02
(Street) New York NY 10010				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/05/02		S		249,261	D	$29.20	2,772,623	I	(1) (13) (17) (18) (19)
Common Stock	11/05/02		S		9,927	D	$29.20	110,417	I	(2) (13) (17) (18) (19)
Common Stock	11/05/02		S		4,030	D	$29.20	44,832	I	(3) (13) (17) (18) (19)
Common Stock	11/05/02		S		786	D	$29.20	8,744	I	(4) (13) (17) (18) (19)
Common Stock	11/05/02		S		1,119	D	$29.20	12,450	I	(5) (13) (15) (17) (18) (19)
Common Stock	11/05/02		S		12,258	D	$29.20	136,345	I	(6) (13) (17) (18) (19)
Common Stock	11/05/02		S		14,573	D	$29.20	162,100	I	(7) (14) (17) (18) (19)
Common Stock	11/05/02		S		5,412	D	$29.20	60,199	I	(8) (14) (17) (18) (19)
Common Stock	11/05/02		S		44,255	D	$29.20	492,269	I	(9) (17) (18) (19)
Common Stock	11/05/02		S		6,595	D	$29.20	73,357	I	(10) (16) (18) (19)
Common Stock	11/05/02		S		480	D	$29.20	5,333	I	(11) (15) (18) (19)
Common Stock	11/05/02		S		47,004	D	$29.20	522,846	I	(12) (15) (18) (19)
Common Stock	11/06/02		S		251,971	D	$29.91	2,520,652	I	(1) (13) (17) (18) (19)
Common Stock	11/06/02		S		10,036	D	$29.91	100,381	I	(2) (13) (17) (18) (19)
Common Stock	11/06/02		S		4,074	D	$29.91	40,758	I	(3) (13) (17) (18) (19)
Common Stock	11/06/02		S		795	D	$29.91	7,949	I	(4) (13) (17) (18) (19)
Common Stock	11/06/02		S		1,131	D	$29.91	11,319	I	(5) (13) (15) (17) (18) (19)
Common Stock	11/06/02		S		12,392	D	$29.91	123,953	I	(6) (13) (17) (18) (19)
Common Stock	11/06/02		S		14,732	D	$29.91	147,368	I	(7) (14) (17) (18) (19)
Common Stock	11/06/02		S		5,472	D	$29.91	54,727	I	(8) (14) (17) (18) (19)
Common Stock	11/06/02		S		44,736	D	$29.91	447,533	I	(9) (17) (18) (19)
Common Stock	11/06/02		S		6,666	D	$29.91	66,691	I	(10) (16) (18) (19)
Common Stock	11/06/02		S		480	D	$29.91	4,853	I	(11) (15) (18) (19)
Common Stock	11/06/02		S		47,515	D	$29.91	475,331	I	(12) (15) (18) (19)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5		6. Date Exer- cisable and Expiration Date (Month/Day Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants	$9.65									Common Stock	313,745		313,745	I	(1) (13) (17) (18) (19)
Warrants	$9.65									Common Stock	12,495		12,495	I	(2) (13) (17) (18) (19)
Warrants	$9.65									Common Stock	5,075		5,075	I	(3) (13) (17) (18) (19)
Warrants	$9.65									Common Stock	990		990		(4) (13) (17) (18) (19)
Warrants	$9.65									Common Stock	1,410		1,410		(5) (13) (15) (17) (18) (19)
Warrants	$9.65									Common Stock	15,430		15,430		(6) (13) (17) (18) (19)
Warrants	$9.65									Common Stock	18,345		18,345		(7) (14) (17) (18) (19)
Warrants	$9.65									Common Stock	6,810		6,810		(8) (14) (17) (18) (19)
Warrants	$9.65									Common Stock	55,700		55,700		(9) (17) (18) (19)
Warrants	$9.65									Common Stock	8,300		8,300		(10) (16) (18) (19)
Warrants	$9.65									Common Stock	605		605		(11) (15) (18) (19)
Warrants	$9.65									Common Stock	59,165		59,165		(12) (15) (18) (19)

Explanation of Responses:

See Attachment A

Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
/s/ Ivy B. Dodes	November 7, 2002

** Signature of Reporting Person	Date
Ivy B. Dodes
Managing Director

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

ATTACHMENT A

EXPLANATION TO RESPONSES

(1)	Securities owned directly by DLJ Merchant Banking Partners II, L.P. (“Partners II”), a Delaware limited partnership.

(2)	Securities owned directly by DLJ Merchant Banking Partners II-A, L.P. (“Partners II-A”), a Delaware limited partnership.

(3)	Securities owned directly by DLJ Millennium Partners, L.P. (“Millennium”), a Delaware limited partnership.

(4)	Securities owned directly by DLJ Millennium Partners-A, L.P. (“Millennium-A”), a Delaware limited partnership.

(5)	Securities owned directly by DLJ EAB Partners, L.P. (“EAB”), a Delaware limited partnership.

(6)	Securities owned directly by DLJ Offshore Partners II, C.V. (“Offshore II”), a Netherlands Antilles limited partnership.

(7)	Securities owned directly by DLJ Diversified Partners, L.P. (“Diversified”), a Delaware limited partnership.

(8)	Securities owned directly by DLJ Diversified Partners-A, L.P. (“Diversified-A”), a Delaware limited partnership.

(9)	Securities owned directly by DLJMB Funding II, Inc. (“Funding II”), a Delaware corporation.

(10)	Securities owned directly by UK Investment Plan 1997 Partners (“1997 Partners”), a Delaware limited partnership.

(11)	Securities owned directly by DLJ First ESC, L.P. (“ESC”), a Delaware limited partnership.

(12)	Securities owned directly by DLJ ESC II, L.P. (“ESC II”), a Delaware limited partnership.

(13)	Securities owned indirectly by DLJ Merchant Banking II, Inc. (“DLJMBII Inc.”), a Delaware corporation, as the General Partner of each of Partners II, Partners II-A, Millennium and Millennium-A and the Advisory General Partner of Offshore II; and by DLJ Merchant Banking II, LLC (“DLJMBII LLC”), a Delaware limited liability company, as Associate General Partner of each of Partners II, Partners II-A, Offshore II, Millennium, Millennium-A and EAB. DLJMBII Inc. is also the Managing Member of DLJMBII LLC.

(14)	Securities owned indirectly by DLJ Diversified Partners, Inc. (“Diversified Partners”), a Delaware corporation, as the General Partner of each of Diversified and Diversified-A; and by DLJ Diversified Associates, L.P. (“Diversified Associates”), a Delaware limited partnership, as the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(15)	Securities owned indirectly by DLJ LBO Plans Management Corporation (“DLJ LBO Plans”), a Delaware corporation, as the Managing General Partner of EAB and ESC and the General Partner of ESC II; and by DLJ LBO Plans Management Corporation III, as the Associate General Partner of ESC.

(16)	Securities owned indirectly by UK Investment Plan 1997 Partners, Inc. (“UK Partners, Inc.”), a Delaware corporation, as the General Partner of 1997 Partners.

(17)	Securities owned indirectly by Credit Suisse First Boston Private Equity, Inc., a Delaware corporation formerly known as DLJ Capital Investors, Inc. (“DLJCI”), as the sole stockholder of each of DLJMBII Inc., Diversified Partners and Funding II.

(18)	Securities owned indirectly by Credit Suisse First Boston (USA) Inc., (“CSFB-USA”), a Delaware corporation formerly known as Donaldson, Lufkin & Jenrette, Inc., as the sole stockholder of each of DLJCI, DLJ LBO Plans and UK Partners, Inc.

(19)	In accordance with Securities Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the “Reporting Person”) of the Credit Suisse First Boston business unit (the “CSFB business unit”). The CSFB business unit is also comprised of an asset management business (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own Shares to which this schedule relates and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person’s proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported in this statement.